HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1997 and 1996



Note 4.  Other Current Assets: (continued)

         (B)  Sale of Tanglefoot Apartments:


              On March 1, 1993, Tanglefoot Apartment Complex was sold on contract to R. Dale Wiege. The sale price was $1,620,000 with a down payment of $30,000 and the balance of $1,590,000 is to be paid by monthly payments commencing April 1, 1993 until March 1, 2013 when the entire remaining balance shall be due and payable in full. The monthly payment of principal and interest is to be $13,953. Interest is at the rate of 10% per annum commencing March 1, 1993. The contract balance at September 30, 1996 was $1,557,240.

              On February 5, 1997, the entire contract balance in the amount of $1,552,984 was paid in full. The proceeds from this payoff were used to pay the mortgage payable on the apartments (See Note 7) and to purchase thirteen (13) real estate contracts receivable (See Note 4C).


         (C)  Real Estate Contracts Receivable:

              During the year ended September 30, 1995, the Company purchased from Walnut Management four (4) real estate contracts receivable. The total purchase price was $129,103. The balances on these contracts at September 30, 1996 were $127,675.

              During the year ended September 30, 1995, the Company purchased from Walnut Management thirteen (13) real estate contracts receivable. The total purchase price was $526,413. Also during the year ended September 30, 1997, four (4) of the above properties being sold on real estate contract were repossessed. Three (3) of these repossessed properties were resold on contract. One (1) resale resulted in a loss of $8,568. One (1) repossessed property with a contract balance of $31,848 was transferred to Real Estate on Hand. A sale of this property is pending at September 30, 1997. (See Note 1).

              At September 30, 1997, there are sixteen (16) contracts receivable with a combined balance $621,241. The monthly payments of principal and interest is $6,829. Interest rates on these contracts varies from 11% to 16% per annum.

              Management is of the opinion that an allowance for uncollectibility is not necessary due to the collateral value of the houses.